

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

<u>Via Fax</u>
Kraton Performance Polymers, Inc.
Mr. Stephen E. Tremblay, Vice President and Chief Financial Officer
15710 John F. Kennedy Blvd.
Suite 300
Houston, TX 77032

> **Re: Kraton Performance Polymers Inc.**
> **Form 8-K filed February 15, 2011**
> **Form 10-K filed March 7, 2011**
> **Definitive Proxy Statement on Schedule 14A filed April 8, 2011**
> **Form 10-Q filed May 5, 2011**
> **File No. 1-34581**

Dear Mr. Tremblay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed February 15, 2011</u>

1. It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated February 11, 2011. Please file a complete copy of this credit agreement, including all schedules and exhibits referenced therein. Please refer to Item 601(b)(10) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2010 filed March 7, 2011

Results of Operations, page 43

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Income Tax Expense (Benefit), page 50

2. Please provide to us, and include in future filings, a more comprehensive discussion regarding the reasons for changes in your deferred tax asset valuation allowance.

Critical Accounting Policies, page 53

Benefit Plans, page 55

3. Please revise future filings to include a more comprehensive discussion regarding the assumptions you use in determining your benefit obligations. In this regard we note your assumptions involve significant judgment and may fluctuate. Where material, please include a sensitivity analysis to help the reader understand the potential impacts fluctuations may have on your results of operations and liquidity. Please refer to the SEC's Interpretation: commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release Nos. 33-8350, 34-48960, FR-72].

4. We note from your disclosure on page F-28 that the underlying nature of your plan assets has changed. For example, the percentage of the equities in your plan assets has significantly decreased from 2009 to 2010. Please revise to discuss and quantify how the underlying nature of your plan assets impacts your benefit assumptions.

Contractual Obligations, page 60

5. In future filings please include your expected future pension contributions in your table of contractual obligations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 62

6. In future filings, please provide the quantitative disclosure required by Item 305(a) of Regulation S-K with respect to your market risk sensitive instruments.

Item 9A. Controls and Procedures, page 63

Changes in Internal Control Over Financial Reporting, page 64

7. Please tell us what influence, if any, implementation of your new ERP system, first referenced on page 8, had on your conclusion that during the applicable period there were no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Notes to Consolidated Financial Statements

8. Employee Benefits, page F-26

8. We note your reference on page F-28 to studies conducted by actuaries. Please tell us what consideration you gave to identifying the actuaries by name and filing consents to the use of their names as required by Rule 436 of Regulation C. In this regard, we note that you incorporate your Form 10-K by reference into your registration statements on Form S-8 (333-163893) and Form S-4 (333-173795-03).

9. We note that your expected long-term rate of return on pension assets is 8.5%, but that historical performance does not appear to support that assumption. Please provide a more comprehensive explanation as to why this expected rate of return is appropriate and the weight that your actuaries' study lends to historical performance.

10. Related Party Transactions, page F-37

10. We note you have a 'due to related party' on your balance sheet. Please confirm that the balance reflects amounts owed to Kraton JSR Elastomers K.K. and the credit terms provided under the relationship.

12. Industry Segment and Foreign Operations, page F-38

11. We note your disclosure that you operate in one segment and one group of similar products and your disclosure on page nine indicates that you have five primary product lines. Please revise your segment disclosure in future filings to clarify that you have five product lines and provide the disclosures required by ASC Topic 280-10-50-40.

Item 15. Exhibits, page E-1

12. Your exhibit list indicates that portions of exhibits 10.30, 10.31, 10.34-.38, 10.42, 10.44, and 10.45 have been omitted pursuant to a request for confidential treatment. However, it appears that these exhibits are neither the subject of a pending confidential treatment

request nor covered by an unexpired confidential treatment order. To the extent that these agreements remain material, please file unredacted versions of these agreements.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

Components of Direct Compensation, page 24

Annual Cash Incentive Compensation, page 24

13. In future filings, please identify the personal performance measures applicable to each named executive officer, and explain how each individual's actual performance influenced the amounts ultimately paid out under your annual cash incentive program.

Equity Compensation Plan Information, page 33

14. In future filings, please provide the information required by Instruction 6 to Item 201(d) of Regulation S-K with respect to the securities remaining available for future issuance under your compensation plans.

Termination and Change in Control Payments, page 37

15. Please include a "total" column in each of your severance compensation tables.

Form 10-Q for the quarter ended March 31, 2011

Recent Developments, page 31

16. Please tell us and in future periodic filings disclose whether you will be responsible for any costs to restore operations at your USBC facility in Japan. If you are responsible for such costs, but are unable to estimate them, please disclose this fact.

Notes to Consolidated Financial Statements.

8. Long-Term Debt, page 13

17. We note your disclosure on page 14 indicating your compliance with the applicable financial ratios and the other covenants for the senior secured credit facility and the indenture governing the 6.75% senior subordinated notes. To the extent it is or becomes reasonably likely that you may not comply with any material debt covenant, please revise future annual and quarterly filings to disclose and discuss required ratios/amounts as well

Mr. Stephen E. Tremblay
Kraton Performance Polymers, Inc.
July 19, 2011
Page 5

as actual ratios/amounts at each reporting date. See Sections I.D and IV.C of the SEC
Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding
comments on the financial statements and related matters. Please contact Hagen Ganem at (202)
551-3330, Dieter King at (202) 551-3338 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief